UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(23 August 2018)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Half-year Report

2018 Interim Results

Key Points
●  H1 performance in line with guidance

●  Continued profit growth despite Q1 weather disruption and currency headwinds; margin in line amid inflationary cost environment

●  Active portfolio management; divestments of €2.9 billion and acquisitions of €3.4 billion (including 28 bolt-on transactions) year-to-date

●  Phase 1 of share buyback programme completed; €350 million returned to shareholders to date

Trading Highlights
●  Sales of €11.9 billion, 1% ahead of 2017

●  Like-for-like sales1 ahead 2%; up 1% in Europe, up 3% in the Americas and down 2% in Asia

●  EBITDA of €1.13 billion, 1% ahead of 2017

●  Like-for-like EBITDA ahead 1%; up 1% in Europe, up 3% in the Americas and down 59% in Asia

●  EBITDA margin of 9.5% (H1 2017: 9.5%)

●  EPS from continuing operations of 45.0c per share, 11% ahead of 2017

●  Dividend per share increased 2% to 19.6c

Six months ended 30 June	2018	2017 (i)
	€m	€m	Change
Sales revenue	11,944	11,850	+1%
EBITDA	1,130	1,120	+1%
EBITDA margin	9.5%	9.5%	-

Profit before tax from continuing operations	497	475	+5%

Profit after tax from continuing operations	378	346	+9%
Profit after tax from discontinued operations	1,083	26
Group profit for the financial period	1,461	372

Basic earnings per share (€ cent)	174.0	43.5
Basic earnings per share from continuing operations (€ cent)	45.0	40.4	+11%

Dividend per share (€ cent)	19.6	19.2	+2%

(i) Restated to show the results of our Americas Distribution segment in discontinued operations.

Albert Manifold, Chief Executive, said today:

"We have had a good first half despite significant weather disruption in Europe and North America in the first quarter. Construction markets continued to recover and pricing gathered momentum in key European markets while there was solid volume and price growth against a positive economic backdrop in the Americas. Active portfolio management remains an important element of our ongoing strategic focus on capital allocation while integration of our recent acquisitions is progressing as planned. I am also pleased to report that the first phase of our share buyback programme has been completed, with €350 million returned to shareholders to date. In addition, the Board has decided to increase the interim dividend by 2.1% to 19.6c per share. For the second half of the year, despite continuing currency headwinds and challenging conditions in the Philippines, we expect an improvement in the momentum experienced in Europe in the first half of the year and further EBITDA growth in the Americas, which will result in another year of progress for the Group."

Announced Thursday, 23 August 2018

1 See pages 37 to 39 for glossary of alternative performance measures used throughout this Interim Report.

2018 Interim Results

Overview

Trading results for the first half of 2018 were impacted by severe and prolonged winter weather conditions early in the year. The European construction market continued to recover and satisfactory growth was experienced in the Americas; in Asia, the Philippines continued to experience challenging market conditions. Sales of €11.9 billion for the period were 1% ahead of the same period last year and were 2% ahead on a like-for-like basis. In Europe, like-for-like sales growth of 1% reflected continued recovery in some key markets, while volumes in certain countries did not fully recover by the end of the period, following the harsh early weather. In the Americas, like-for-like sales were 3% ahead of the first six months of 2017, despite less favourable weather conditions across certain regions. Like-for-like sales in Asia were 2% below the first half of 2017.

Overall EBITDA was 1% ahead of the first half of 2017. On a like-for-like basis, first half EBITDA for the Group was also 1% ahead, with Europe up 1% supported by modest price recovery in a number of major markets. In the Americas, like-for-like EBITDA was 3% ahead, reflecting volume growth and price improvements with regional variations. Like-for-like EBITDA in Asia was 59% below the first half of 2017 on the back of a very competitive trading environment and higher input costs. Despite the inflationary cost environment, with continued focus on performance in all our businesses, margin remained in line with prior year at 9.5% (H1 2017: 9.5%).

Depreciation and amortisation charges of €518 million were broadly in line with last year (H1 2017: €513 million). In addition, in July 2018, the Group completed the divestment of our DIY business in the Netherlands and Belgium, together with certain related property assets, for a total consideration of c. €510 million which resulted in an impairment charge of €20 million at 30 June 2018.

Divestments and asset disposals from continuing operations during the period generated total profit on disposals of €46 million (H1 2017: €43 million), as the ongoing recycling of capital continues to be embedded in the business. The profit after tax on the divestment of our Americas Distribution business in January 2018 amounted to €1.1 billion and is included in profit after tax from discontinued operations.

The Group's €19 million share of profits from equity accounted investments was ahead of the first half of 2017 (H1 2017: €14 million), reflecting improved results in a number of our associates.

Net finance costs for the period were below the first six months of 2017 at €160 million (H1 2017: €189 million), due to lower average debt levels in the period compared with 2017, together with the non-recurrence in 2018 of a one-off charge of €19 million relating to the early redemption of a portion of US dollar bonds in 2017.

First half profit before tax was €497 million, compared with a profit of €475 million in the first half of 2017. The interim tax charge, which represents an effective tax rate of 24% of profit before tax, has been estimated, as in prior years, based on current expectations of the full year tax charge. Earnings per share from continuing operations for the period were 11% higher than last year at 45.0c (H1 2017: 40.4c). Earnings per share from continuing and discontinued operations for the period were significantly higher than last year at 174.0c (H1 2017: 43.5c).

Note 2 on page 20 analyses the key components of the first half 2018 performance.

Dividend

The Board has decided to increase the interim dividend to 19.6c per share, an increase of 2.1% compared with last year's level of 19.2c per share. It is proposed to pay the interim dividend on 26 September 2018 to shareholders registered at the close of business on 7 September 2018.

In connection with the share buyback programme, CRH announced the suspension of the scrip dividend scheme on 2 May 2018. Therefore the interim dividend will be paid wholly in cash.

Finance

Net debt of €8.1 billion at 30 June 2018 was €1.7 billion higher than the figure reported at 30 June 2017, reflecting the significant net acquisition spend in the last twelve months. A first half cash outflow of €0.3 billion from operations reflects the normal seasonal pattern of the Group's trade working capital. As in prior years, we expect a strong operating cash inflow in the second half of 2018 and, given the focused approach to portfolio management and with the Group's strong track record in converting a significant proportion of its EBITDA into operating cash flow, we expect year-end 2018 debt metrics to be in line with normalised levels.

In March 2018, the Group successfully issued a total of US$1.5 billion dollar bonds, comprised of a US$0.9 billion 10-year bond at a coupon rate of 3.95% and a US$0.6 billion 30-year bond at a coupon rate of 4.5%. Net debt at 30 June 2018 included US$0.7 billion issued under the US Commercial Paper Programme and €0.2 billion issued under the Euro Commercial Paper Programme. These programmes add to the funding sources available to the Group and are used to fund working capital and short-term liquidity needs.

Capital Allocation

During the first half of the year, the Group completed the acquisition of Ash Grove Cement Company ('Ash Grove') for €2.85 billion (net of cash acquired), primarily funded by the divestment of our Americas Distribution business. In addition, 21 bolt-on acquisitions and two investment transactions were completed, resulting in a total development spend of c. €3.24 billion (including deferred and contingent consideration in respect of prior year acquisitions). On the divestment front, the Group completed the divestment of our Americas Distribution business in January 2018 and combined with a further six transactions, realised total business and asset disposal proceeds of €2.4 billion.

2018 Acquisitions and Investments

The Ash Grove acquisition gives CRH a market leadership position in the North American cement market for the first time, allowing for greater vertical integration with our existing aggregates, asphalt and readymixed concrete businesses. Further to the acquisition of Ash Grove, our Americas Materials Division completed 15 bolt-on acquisitions and one investment throughout the United States (US) and Canada for a total spend of c. €265 million. Our Americas Products Division also completed two bolt-on acquisitions in the first half of 2018, through the acquisition of a precast manufacturer in Utah and an architectural glass business operating in the South East of the US.

In Europe, four acquisitions and one investment with a total spend of c. €80 million were completed. Our Heavyside business completed two acquisitions in the United Kingdom (UK) and one investment in Poland. In the UK, we acquired a regional construction and surfacing contractor operating in South Wales, along with a readymixed concrete business in the South West of England. Our Lightside Division completed an acquisition in the UK and in Australia, complementing our existing operations in both countries.

Since 30 June 2018, the Group has completed seven bolt-on acquisitions for a total spend of c. €150 million bringing total development spend to date in 2018 to c. €3.4 billion.

2018 Divestments and Disposals

Business divestments and disposals of surplus property, plant and equipment generated net proceeds of c. €2.4 billion in the first half of the year, with the majority relating to the divestment of our Americas Distribution business in January 2018. Our Americas Materials business divested a cement plant in Montana and a sand and gravel operation in Nebraska as a regulatory requirement from the Ash Grove acquisition. A small divestment was also completed in relation to an asphalt plant in Iowa. In Europe, our Heavyside business completed three small divestments in the UK, Serbia and Poland.

In July 2018, the Group completed the divestment of our DIY business in the Netherlands and Belgium, together with certain related property assets, for a total consideration of c. €510 million, bringing total proceeds to date in 2018 to c. €2.9 billion.

Share Buyback Programme

On 25 April 2018, the Group announced its intention to repurchase ordinary shares of up to €1.0 billion over the forthcoming 12 months. Between 2 May and 31 July 2018, 11.4 million ordinary shares were repurchased on the London Stock Exchange at an average discount of 0.5% to the volume weighted average price over the period. The first phase of the share buyback programme has now been completed, whereby €350 million was returned to shareholders. The Group remains committed to the announced programme and it is expected that the programme will complete over the timeframe indicated.

Outlook

In Europe, we expect the momentum experienced in the first half to improve and second half EBITDA to be ahead of 2017, amid an inflationary cost environment. In the Americas, against a backdrop of positive economic indicators, we continue to anticipate an improvement in housing and non-residential construction and with improving infrastructure, we expect EBITDA to show further growth. In Asia, our expectation is that challenging market conditions in the Philippines will continue in the second half and that EBITDA will remain at a similar level to the first half of the year. Against this backdrop and despite continuing currency headwinds, we continue to expect another year of progress for the Group.

Europe Heavyside

Analysis of change
€ million	2017	Exchange	Acquisitions	Divestments	Organic	2018	% change
Sales revenue	3,353	-51	+263	-25	+81	3,621	+8%
EBITDA	351	-7	+34	-	+6	384	+9%
Operating profit	178	-4	+18	-	+8	200	+12%
EBITDA/sales	10.5%					10.6%
Operating profit/sales	5.3%					5.5%

Despite severe and prolonged winter weather conditions, market recovery was evident in a number of key markets. Organic sales and operating profit were ahead of 2017, reflecting improvements in overall prices and also the benefits of performance improvement initiatives.

In the table above, the sales and profit impact of acquisitions primarily relate to the October 2017 acquisition of Fels, our German lime business, and the 2018 acquisition of a contracting business in the UK.

UK
Volumes of cement, aggregates and readymixed concrete were affected by severe weather conditions in Q1 and while activity in Q2 showed improved momentum, volumes remained behind the first half of 2017. Activity in the contracting division improved with the execution of some Government-backed road projects and asphalt volumes were ahead. Price increases were achieved in cement and aggregates; however, higher input costs, particularly in the asphalt division, resulted in operating profit behind 2017.

Ireland and Spain
In Ireland, construction activity continues to grow in residential and certain non-residential sectors but volumes of cement, readymixed concrete and aggregates were behind the first half of 2017 due to prolonged winter weather conditions. Despite lower volumes, operating profit was ahead as pricing progress was achieved. In Spain, the macroeconomic environment improved further, although cement and readymixed concrete volumes were behind 2017 primarily due to the completion of a major project; with some price improvements, operating profit was in line with 2017.

France, Benelux and Denmark
Our French cement operations delivered price growth; however, volumes were impacted by poor weather and logistics constraints due to national transport strikes and were behind 2017. Our precast business was impacted by lower project activity and overall operating profit was behind 2017. In the Netherlands, the continued improvement in the residential market resulted in our structural and concrete products businesses performing well and price improvements were achieved in the readymixed concrete business; overall operating profit was ahead of the first half of 2017. Higher cement volumes and prices were experienced in the materials business in Belgium. In Denmark, with the benefit of growth in new residential and non-residential construction, both volumes and prices in our structural business improved and sales and operating profit were ahead of 2017.

Switzerland and Germany
Cement volumes in Switzerland were ahead of the first half of 2017 against a backdrop of solid construction demand. Pricing pressure remained and cement and readymixed prices declined; however, operating profit was slightly ahead of 2017. Against a backdrop of a steady German market, cement pricing improved; however, following the completion of an acquisition-related supply arrangement, overall volumes were behind in the first half and operating profit was slightly impacted. Our lime business Fels, which was acquired in October 2017, traded in line with expectations.

Poland, Finland and Ukraine
In Poland, cement volumes were in line with the first half of 2017 while downstream volumes increased. Price increases were achieved in all products and operating profit was broadly in line. Cement and aggregates volumes in Finland were positively impacted by project activity, while readymixed concrete volumes were behind the first half of 2017. Cement and readymixed concrete prices were broadly in line with 2017 and overall operating profit was ahead. Cement volumes were behind 2017 in Ukraine due to increased capacity in the market and competition from imports; price increases achieved did not fully cover inflationary cost increases and operating profit was behind 2017.

Romania, Hungary, Slovakia and Serbia
In Romania, cement volumes were slightly behind the first half of 2017 impacted by poor weather early in the year; however, cement prices progressed and operating profit was ahead of 2017. In Hungary, cement and readymixed concrete volumes and prices improved compared with the first half of 2017. In Slovakia, although cement volumes were behind, readymixed concrete volumes were ahead supported by increased infrastructure and non-residential projects. Our cement operations in Serbia delivered cement volume and price growth and operating profit was ahead of 2017.

Europe Lightside

Analysis of change
€ million	2017	Exchange	Acquisitions	Organic	2018	% change
Sales revenue	721	-9	+5	+35	752	+4%
EBITDA	59	-1	+1	+4	63	+7%
Operating profit	39	-1	-	+5	43	+10%
EBITDA/sales	8.2%				8.4%
Operating profit/sales	5.4%				5.7%

Europe Lightside reported an increase of 5% in organic sales for the first half of 2018 driven by solid volume growth across most platforms. Good leverage was achieved on the increased sales and operating profit improved, although some platforms were impacted by a less favourable product mix and increased input costs.

Construction Accessories
Our Construction Accessories businesses supply a broad range of connecting, fixing and anchoring systems to the construction industry. Despite adverse weather conditions early in the year, like-for-like sales in the platform grew by 5%. Operating profit was ahead of 2017 due to good activity in our Western European markets and solid demand in the high-rise residential market of our Australian business.

Shutters & Awnings
These businesses serve the attractive repair, maintenance and improvement (RMI) and late-cycle residential markets, supplying sun protection, energy-saving and outdoor living products. Results were in line with 2017, as strong sales in the awnings businesses in the Netherlands and Germany were largely offset by lower export activity at the German shutters business.

Network Access Products & Perimeter Protection
Network Access Products, with operations in the UK, Ireland and Australia, recorded a strong increase in sales, supported by recent development activity. While the Australian business benefited from higher volumes, the UK business was impacted by an unfavourable product mix. Overall profit was slightly behind the first half of 2017. Both sales and operating profit in the Perimeter Protection business were ahead of the first half of 2017, with continued improvement in the mobile perimeter protection business from good underlying market demand offsetting decreases in some permanent fencing markets.

Architectural Products
Architectural Products comprises exterior paving businesses in Germany, the Netherlands, Poland, Belgium, France and Slovakia. Sales and operating profit for the first half of the year were ahead of 2017, benefiting from a good economic environment in Poland and the Netherlands.

Europe Distribution

Analysis of change
€ million	2017	Exchange	Acquisitions	Organic	2018	% change
Sales revenue*	2,011	-39	+51	-52	1,971	-2%
EBITDA	93	-1	+1	-4	89	-4%
Operating profit	62	-	-	-19	43	-31%
EBITDA/sales	4.6%				4.5%
Operating profit/sales	3.1%				2.2%
* Reported H1 2018 sales were impacted by the change in treatment of certain direct sales at General Builders Merchants to an agency (net commission) basis following the adoption of the new revenue accounting standard, IFRS 15. Excluding the adjustment (c. €80 million), like-for-like sales were +1% ahead of 2017.

Despite adverse weather conditions in the first quarter, Europe Distribution organic sales, excluding the change in treatment of certain direct sales referred to above, were slightly ahead due to good demand in the Netherlands and Germany. Ongoing trading challenges in Switzerland continued to impact results and EBITDA was behind 2017.

In July 2018, the Group completed the divestment of our DIY business in the Netherlands and Belgium, together with certain related property assets, for a total consideration of c. €510 million which resulted in an impairment charge of €20 million at 30 June 2018.

General Builders Merchants
Like-for-like sales for our General Builders Merchants business, excluding the change in treatment of certain direct sales, increased in the first half of 2018. Trading in the Netherlands continued to benefit from growth in the new residential sector and increased market penetration in certain segments, which resulted in a positive sales and operating profit performance. Sales and operating profit at our German business were ahead of the first half of 2017 in a stable market environment, benefiting from two acquisitions. While organic sales in Switzerland were ahead of 2017, margins continued to be under pressure due to mix, as lower margin direct sales increased. In France and Austria, sales and operating profit were marginally behind 2017.

Sanitary, Heating and Plumbing (SHAP)
Sales for our SHAP business, which operates in three countries, were marginally behind 2017, with the impact of additional locations in Germany offset by declines in Belgium and ongoing trading challenges in the Swiss market. Operating profit also declined, impacted by lower sales and increased costs, particularly in the Belgian business.

DIY (Do-It-Yourself)
While overall sales were behind 2017 driven by the trend towards online sales, particularly in the Netherlands, continued focus on operational productivity and overhead reduction resulted in improved EBITDA. Despite competitive market circumstances, results in Belgium and Germany were in line with 2017.

Americas Materials

Analysis of change
€ million	2017	Exchange	Acquisitions	Organic	2018	% change
Sales revenue	3,166	-320	+211	+121	3,178	0%
EBITDA	288	-33	+39	+3	297	+3%
Operating profit	87	-13	+21	-1	94	+8%
EBITDA/sales	9.1%				9.3%
Operating profit/sales	2.7%				3.0%

Following the harsh weather conditions experienced at the beginning of the year, Americas Materials recovered in the second quarter, driven by solid activity in the US, with good demand and pricing advancement across most regions. Organic sales were 4% ahead of 2017, with organic EBITDA 1% ahead, despite the impact of labour and energy price increases.

In addition to the acquisition of Ash Grove, our Materials Division spent c. €265 million (including deferred and contingent consideration in respect of prior year acquisitions) on 15 bolt-on acquisitions and one investment throughout the US and Canada.

United States
Total aggregates volumes, including the impact of acquisitions and divestments, were 9% ahead of 2017 and average prices increased by 1%; like-for-like volumes increased 4% and like-for-like pricing improved 2%, supported by more benign weather in the second quarter and solid underlying market demand in the West and South divisions. After a shortfall in asphalt volumes in Q1 across most regions, first half total volumes were 2% ahead of 2017 and were flat on a like-for-like basis, while total prices increased by 6% against a backdrop of higher input costs. US readymixed concrete volumes on a like-for-like basis were 2% ahead of 2017, and average prices increased 4%, while total volumes including acquisitions were 26% ahead. Total sales in our paving and construction services business increased 6%, but margin was under pressure. Energy costs were higher in the first half of the year compared with 2017 with increases in bitumen, diesel and gasoline costs.

The Materials operations in the US are organised into four divisions: North, South, Central and West. Like-for-like sales in the North division were 4% ahead of 2017 as aggregates volume recovery in the second quarter supplemented good price increases across all products. Increased energy costs and margin pressure in our construction business resulted in operating profit and margin being behind 2017. Like-for-like sales in the South division were 10% ahead, as volume and price increases across all products were further aided by an early start to the construction season due to favourable weather in some key states. Cost inflation saw margins under pressure; however, with ongoing performance improvement initiatives, operating profit and margin were ahead of 2017. The performance in the Central division was impacted by rainfall and flooding in the second quarter following the colder start to the year, which particularly impacted the construction and asphalt businesses, and like-for-like sales were down 4%. Operating profit was also behind, driven by the lower activity and margin pressure. The West division delivered a like-for-like sales increase of 12%, with strong underlying market demand leading to increased readymixed concrete and construction sales. Solid margin expansion in both of these business lines led to operating profit increases.

With the completion of the Ash Grove acquisition on 20 June 2018, CRH is now a leading cement producer in the US, with the most significant of our operations across Florida, Texas, the Midwest and Western US. Trading has been as expected, but the timing of completion resulted in limited contribution to the first half results.

Canada
Our cement volumes were in line with 2017, reflecting declines in our domestic volumes offset by increased deliveries to the US market. Average cement prices decreased, due to some pricing pressure in Canada as a result of new competition and changes in product mix. Sales and operating profit were behind 2017 impacted by pricing and harsh weather in the early months of the year.

Brazil
Against a challenging economic and political backdrop, weakness in the construction market continued during the first half of 2018. Cement volumes were in line with 2017, but with a focus on commercial initiatives, selling prices increased and like-for-like sales were 8% ahead. Operating profit was below 2017, as increased fuel and freight costs and the impact of a national transportation strike in May more than offset the price improvements.

Americas Products

Analysis of change
€ million	2017	Exchange	Acquisitions	Divestments	Organic	2018	% change
Sales revenue	2,355	-238	+72	-2	+29	2,216	-6%
EBITDA	295	-33	+8	+1	+15	286	-3%
Operating profit	225	-27	+4	+1	+15	218	-3%
EBITDA/sales	12.5%					12.9%
Operating profit/sales	9.6%					9.8%

The favourable macroeconomic climate continued into the first half of 2018, with a strong labour market and good consumer sentiment. However, volumes across the Division were impacted by more unfavourable weather conditions than those experienced in 2017 and competitive markets. As a result, like-for-like sales in the first half of 2018 were broadly in line with 2017. Overall organic operating profit and margins increased with improved pricing and a continued focus on commercial and operational initiatives, particularly in Precast.

Architectural Products (APG)
APG is the leading supplier of concrete masonry and hardscape products in North America and has strong national positions in dry mixes, packaged lawn and garden products and composite decking. In addition to contractor-based new construction, the DIY and professional RMI segments are significant end-users. Following prolonged winter weather experienced into April, improved weather in May and June enabled better trading and like-for-like sales increased 1% compared with first half 2017. Higher logistics costs and labour shortages impacted margin, but overall, APG recorded a moderate increase in organic operating profit due to increased sales and tight overhead control.

BuildingEnvelope® (OBE)
The BuildingEnvelope® group is North America's largest supplier of architectural glass, aluminium glazing systems and custom hardware products to the glass and glazing industry. Revenue growth was driven by our CRL business and acquisition impacts, partly offset by lower sales volumes from architectural glass and aluminium glazing systems. Despite rising input costs, including aluminium and labour, a continued focus on overhead cost management led to organic operating profit being ahead of 2017.

Precast
Our Precast business supplies a broad range of value-added concrete and related utility infrastructure products and accessories with the electrical, telecommunications, water and transportation sectors being major end-markets. Strong underlying performance was driven by pricing improvements and modest volume growth, resulting in like-for-like sales increasing 4% compared with the first half of 2017. This robust sales growth, together with specific operational initiatives to increase labour efficiency and optimise production, positively impacted margin, and operating profit was well ahead of 2017.

Asia

Analysis of change
€ million	2017	Exchange	Organic	2018	% change
Sales revenue	244	-34	-4	206	-16%
EBITDA	34	-7	-16	11	-68%
Operating profit/(loss)	16	-4	-18	-6	-138%
EBITDA/sales	13.9%			5.3%
Operating profit/sales	6.6%			-2.9%

In addition to our subsidiary businesses in the Philippines, the Group also has a share of profit after tax from our stakes in Yatai Building Materials in China and My Home Industries Limited (MHIL) in India which are reported within the Group's share of equity accounted investments' profit, as part of profit before tax.

Philippines
Volumes for the first half of 2018 were in line with 2017; however, pricing improvements were more than offset by higher fuel and power costs, resulting in operating profit and margin behind the first half of 2017.

The long-term outlook for the construction industry in the Philippines remains positive, with the economy expected to grow, driven by rising Government infrastructure spending and a stable inflow of remittances from overseas workers.

China and India
Yatai Building Materials benefited from higher prices compared with 2017, which was partly offset by lower volumes and increased fuel costs. Operating profit was ahead of the first half of 2017.

Cement volumes in MHIL increased due to a sustained pick-up in infrastructure work but competitive pricing pressure and higher fuel costs more than offset the benefit of the volume improvements. As a result, operating profit was lower than the first half of 2017.

Condensed Interim

Financial Statements
and
Summarised Notes
Six months ended 30 June 2018

Condensed Consolidated Income Statement

			Year ended
	Six months ended 30 June		31 December
		Restated1
	2018	2017	2017
	Unaudited	Unaudited	Audited
	€m	€m	€m

Revenue	11,944	11,850	25,220
Cost of sales	(8,236)	(8,090)	(16,903)
Gross profit	3,708	3,760	8,317
Operating costs	(3,116)	(3,153)	(6,222)
Group operating profit	592	607	2,095
Profit on disposals	46	43	56
Profit before finance costs	638	650	2,151
Finance costs	(167)	(155)	(301)
Finance income	23	5	12
Other financial expense	(16)	(39)	(60)
Share of equity accounted investments' profit	19	14	65
Profit before tax from continuing operations	497	475	1,867
Income tax expense - estimated at interim	(119)	(129)	(55)
Group profit for the financial period from continuing operations	378	346	1,812
Profit after tax for the financial period from discontinued operations	1,083	26	107
Group profit for the financial period	1,461	372	1,919

Profit attributable to:
Equity holders of the Company
From continuing operations	378	337	1,788
From discontinued operations	1,083	26	107
Non-controlling interests
From continuing operations	-	9	24
Group profit for the financial period	1,461	372	1,919

Basic earnings per Ordinary Share	174.0c	43.5c	226.8c
Diluted earnings per Ordinary Share	173.1c	43.3c	225.4c

Basic earnings per Ordinary Share from continuing operations	45.0c	40.4c	214.0c
Diluted earnings per Ordinary Share from continuing operations	44.8c	40.2c	212.7c

1 Restated to show the results of our Americas Distribution segment in discontinued operations. See note 9 for further details.

Condensed Consolidated Statement of Comprehensive Income
			Year ended
	Six months ended 30 June		31 December
	2018	2017	2017
	Unaudited	Unaudited	Audited
	€m	€m	€m
Group profit for the financial period	1,461	372	1,919

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Currency translation effects	124	(650)	(1,076)
Gains/(losses) relating to cash flow hedges	8	(2)	8
	132	(652)	(1,068)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations	58	91	114
Tax on items recognised directly within other comprehensive income	(12)	(15)	(33)
	46	76	81

Total other comprehensive income for the financial period	178	(576)	(987)
Total comprehensive income for the financial period	1,639	(204)	932

Attributable to:
Equity holders of the Company	1,654	(168)	969
Non-controlling interests	(15)	(36)	(37)
Total comprehensive income for the financial period	1,639	(204)	932

Condensed Consolidated Balance Sheet

	As at 30	As at 30	As at 31
	June 2018	June 2017	December 2017
	Unaudited €m	Unaudited €m	Audited €m
ASSETS
Non-current assets
Property, plant and equipment	15,607	12,409	13,094
Intangible assets	8,615	7,548	7,214
Investments accounted for using the equity method	1,111	1,247	1,248
Other financial assets	24	25	25
Other receivables	164	210	156
Derivative financial instruments	30	46	30
Deferred income tax assets	84	135	95
Total non-current assets	25,635	21,620	21,862

Current assets
Inventories	3,151	3,115	2,715
Trade and other receivables	5,084	4,865	3,630
Current income tax recoverable	7	7	165
Derivative financial instruments	31	60	34
Cash and cash equivalents	1,848	1,930	2,115
Assets held for sale	-	-	1,112
Total current assets	10,121	9,977	9,771

Total assets	35,756	31,597	31,633

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	287	285	286
Preference share capital	1	1	1
Share premium account	6,534	6,346	6,417
Treasury Shares and own shares	(224)	(17)	(15)
Other reserves	264	256	285
Foreign currency translation reserve	(247)	24	(386)
Retained income	8,862	6,515	7,903
Capital and reserves attributable to the Company's equity holders	15,477	13,410	14,491
Non-controlling interests	494	506	486
Total equity	15,971	13,916	14,977

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	8,557	7,980	7,660
Derivative financial instruments	37	-	3
Deferred income tax liabilities	2,059	1,890	1,666
Other payables	435	416	226
Retirement benefit obligations	454	500	377
Provisions for liabilities	748	666	693
Total non-current liabilities	12,290	11,452	10,625

Current liabilities
Trade and other payables	5,155	5,000	4,534
Current income tax liabilities	564	441	458
Interest-bearing loans and borrowings	1,356	418	316
Derivative financial instruments	14	6	11
Provisions for liabilities	406	364	371
Liabilities associated with assets classified as held for sale	-	-	341
Total current liabilities	7,495	6,229	6,031
Total liabilities	19,785	17,681	16,656

Total equity and liabilities	35,756	31,597	31,633

Condensed Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	Interests	equity
	€m	€m	€m	€m	€m	€m	€m	€m
For the financial period ended 30 June 2018 (unaudited)

At 1 January 2018	287	6,417	(15)	285	(386)	7,903	486	14,977
Group profit for the period	-	-	-	-	-	1,461	-	1,461
Other comprehensive income	-	-	-	-	139	54	(15)	178
Total comprehensive income	-	-	-	-	139	1,515	(15)	1,639
Issue of share capital (net of expenses)	-	62	-	-	-	-	-	62
Share-based payment expense	-	-	-	35	-	-	-	35
Shares acquired by CRH plc (Treasury Shares)	-	-	(214)	-	-	(136)	-	(350)
Treasury/own shares reissued	-	-	8	-	-	(8)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
Shares distributed under the Performance Share Plan Awards	1	55	-	(56)	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	(5)	-	(5)
Share option exercises	-	-	-	-	-	2	-	2
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(409)	(9)	(418)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	31	31
Transactions involving non-controlling interests	-	-	-	-	-	-	1	1
At 30 June 2018	288	6,534	(224)	264	(247)	8,862	494	15,971

For the financial period ended 30 June 2017 (unaudited)

At 1 January 2017	285	6,237	(14)	286	629	6,472	548	14,443
Group profit for the period	-	-	-	-	-	363	9	372
Other comprehensive income	-	-	-	-	(605)	74	(45)	(576)
Total comprehensive income	-	-	-	-	(605)	437	(36)	(204)
Issue of share capital (net of expenses)	-	47	-	-	-	-	-	47
Share-based payment expense	-	-	-	33	-	-	-	33
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
Shares distributed under the Performance Share Plan Awards	1	62	-	(63)	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	(8)	-	(8)
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(386)	(7)	(393)
Transactions involving non-controlling interests	-	-	-	-	-	-	1	1
At 30 June 2017	286	6,346	(17)	256	24	6,515	506	13,916

Condensed Consolidated Statement of Changes in Equity - continued

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	Interests	equity
	€m	€m	€m	€m	€m	€m	€m	€m
For the financial year ended 31 December 2017 (audited)

At 1 January 2017	285	6,237	(14)	286	629	6,472	548	14,443
Group profit for the financial year	-	-	-	-	-	1,895	24	1,919
Other comprehensive income	-	-	-	-	(1,015)	89	(61)	(987)
Total comprehensive income	-	-	-	-	(1,015)	1,984	(37)	932
Issue of share capital (net of expenses)	1	118	-	-	-	-	-	119
Share-based payment expense	-	-	-	62	-	-	-	62
Treasury/own shares reissued	-	-	2	-	-	(2)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
Shares distributed under the Performance Share Plan Awards	1	62	-	(63)	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	(5)	-	(5)
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(546)	(8)	(554)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	20	20
Transactions involving non-controlling interests	-	-	-	-	-	-	(37)	(37)
At 31 December 2017	287	6,417	(15)	285	(386)	7,903	486	14,977

Condensed Consolidated Statement of Cash Flows

			Year ended
	Six months ended 30 June		31 December
	2018	2017	2017
	Unaudited	Unaudited	Audited
	€m	€m	€m
Cash flows from operating activities
Profit before tax from continuing operations	497	475	1,867
Profit before tax from discontinued operations	1,415	42	146
Profit before tax	1,912	517	2,013
Finance costs (net)	160	189	349
Share of equity accounted investments' profit	(19)	(14)	(65)
Profit on disposals	(1,466)	(45)	(59)
Group operating profit	587	647	2,238
Depreciation charge	488	494	1,006
Amortisation of intangible assets	30	34	66
Impairment charge	20	-	-
Share-based payment expense	35	33	65
Other (primarily pension payments)	10	11	(186)
Net movement on working capital and provisions	(1,108)	(1,021)	(209)
Cash generated from operations	62	198	2,980
Interest paid (including finance leases)	(158)	(145)	(317)
Corporation tax paid	(215)	(102)	(474)
Net cash (outflow)/inflow from operating activities	(311)	(49)	2,189

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	2,386	145	222
Interest received	23	5	11
Dividends received from equity accounted investments	22	15	31
Purchase of property, plant and equipment	(509)	(513)	(1,044)
Acquisition of subsidiaries (net of cash acquired)	(3,214)	(591)	(1,841)
Other investments and advances	(1)	(8)	(11)
Deferred and contingent acquisition consideration paid	(28)	(33)	(53)
Net cash outflow from investing activities	(1,321)	(980)	(2,685)

Cash flows from financing activities
Proceeds from issue of shares (net)	11	33	42
Proceeds from exercise of share options	2	-	-
Transactions involving non-controlling interests	1	-	(37)
Increase in interest-bearing loans, borrowings and finance leases	2,138	1,282	1,010
Net cash flow arising from derivative financial instruments	19	33	169
Premium paid on early debt redemption	-	(19)	(18)
Treasury/own shares purchased	(217)	(3)	(3)
Repayment of interest-bearing loans, borrowings and finance leases	(250)	(344)	(343)
Dividends paid to equity holders of the Company	(358)	(372)	(469)
Dividends paid to non-controlling interests	(9)	(7)	(8)
Net cash inflow from financing activities	1,337	603	343
Decrease in cash and cash equivalents	(295)	(426)	(153)

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	2,135	2,449	2,449
Translation adjustment	8	(93)	(161)
Decrease in cash and cash equivalents	(295)	(426)	(153)
Cash and cash equivalents at 30 June	1,848	1,930	2,135

Supplementary Information

Selected Explanatory Notes to the Condensed Consolidated Interim Financial Statements

1.    Basis of Preparation and Accounting Policies

Basis of Preparation

The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as approved by the European Union, as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 Interim Financial Reporting.

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosures required in the Annual Consolidated Financial Statements and should be read in conjunction with the Group's 2017 Annual Report and Form 20-F.

The accounting policies and methods of computation employed in the preparation of the Condensed Consolidated Interim Financial Statements are the same as those employed in the preparation of the Annual Consolidated Financial Statements in respect of the year ended 31 December 2017, except for the adoption of new standards, interpretations and standard amendments effective as of 1 January 2018.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

The following new standards, interpretations and standard amendments became effective for the Group as of 1 January 2018:

●          IFRS 9 Financial Instruments
●          IFRS 15 Revenue from Contracts with Customers
●            IFRIC 22 Foreign Currency Transactions and Advance Consideration
●            Amendments to IFRS 2 Share-based Payment
●            Amendments to IAS 28 Investments in Associates and Joint Ventures

While the new standards, interpretations and standard amendments did not result in a material impact on the Group's results, the nature and effect of changes required by IFRS 9 and IFRS 15 are described below.

IFRS 9
IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement. It addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces a new impairment model for financial assets and new rules for hedge accounting. The Group has applied IFRS 9 retrospectively, but elected not to restate comparative information.

Financial Asset Classification
As of 1 January 2018, the Group assessed the business models and contractual cash flows which apply to its financial assets and classified the assets into the appropriate IFRS 9 categories accordingly. The tests applied and resulting classifications are as follows:

Financial asset category	Classification and measurement under IAS 39	Classification and measurement under IFRS 9	Classification test outcomes
Cash and cash equivalents	Loans and receivables at fair value (initial recognition) followed by amortised cost (subsequent measurement)	Financial assets at fair value (initial recognition) followed by amortised cost net of impairments (subsequent measurement)	Business model test result: hold to collect contractual cash flows Cash flow characteristics test result: solely payments of principal and interest
Trade receivables
Other receivables
Other financial assets
Deferred proceeds
Contingent proceeds	Fair value through profit or loss	Fair value through profit or loss	Business model test result: hold to collect contractual cash flows Cash flow characteristics test result: potential variability in future payments results in changes to fair value

As outlined above, the classification requirements under IFRS 9 did not impact the measurement or carrying amount of financial assets.

1.    Basis of Preparation and Accounting Policies - continued

Impairment of Financial Assets
The Group's financial assets measured at amortised cost, the most significant of which are trade receivables and amounts receivable in respect of construction contracts, are subject to IFRS 9's new expected credit loss model. The Group's impairment methodology has been revised in line with the requirements of IFRS 9. The simplified approach to providing for expected credit losses has been applied to trade receivables, which requires the use of a lifetime expected loss provision.

As part of the IFRS 9 transition project, the Group assessed its existing trade and other receivables for impairment, using reasonable and supportable information that is available without undue cost or effort, to determine the credit risk of the receivables at the date on which they were initially recognised and compared that to the credit risk as at 1 January 2018. This assessment has not resulted in a material adjustment to trade and other receivables.

Hedge Accounting
The new hedge accounting rules align the accounting for hedging instruments more closely with the Group's risk management practices. As a general rule, more hedge relationships are eligible for hedge accounting, as the standard introduces a more principles-based approach. The Group's current hedge relationships qualify as continuing hedges upon the adoption of IFRS 9. Accordingly, there has not been a significant impact on the accounting for hedging relationships.

IFRS 15
IFRS 15 replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. Under IFRS 15, the Group recognises revenue in the amount of the price expected to be received for goods and services supplied at a point in time or over time, as contractual performance obligations are fulfilled and control of goods and services passes to the customer. Where revenue is earned over time as contractual performance obligations are satisfied, the percentage-of-completion method remains the primary method by which revenue recognition is measured. The completion percentage is generally measured based on the proportion of contract costs incurred at the balance sheet date relative to the total estimated costs of the construction. When it is probable that total contract costs will exceed total contract revenue, similar to the treatment under IAS 11, a provision is recorded in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The provision is measured at the lower of the unavoidable loss and costs to complete the contract. Variable consideration is recognised when it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur and is measured using the expected value (i.e. the sum of a probability-weighted amount) or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract.

In accordance with the requirements of IFRS 15, new disclosures outlining the disaggregation of revenue by geographic market and principal activities and products are included in note 4 to these Condensed Consolidated Interim Financial Statements.

The Group adopted IFRS 15 following an extensive transition project, which included an assessment of the impact of multiple performance obligations and variable consideration within our construction contract businesses, and whether certain revenue might be more appropriately recorded on an agency or net basis, rather than on a gross basis under IFRS 15. The assessment did not result in a material impact on the Group's revenue recognition.

IFRS and IFRIC interpretations being adopted in subsequent years

IFRS 16 Leases
IFRS 16 will replace IAS 17 Leases and related interpretations. CRH will adopt IFRS 16 from 1 January 2019 by applying the modified retrospective approach. The Group will apply the recognition exemption for both short-term leases and leases of low value assets. The Group does not expect to avail of the practical expedient to not separate non-lease components from lease components; nor does it intend to avail of the practical expedient allowing leases previously classified as operating leases, and ending within 12 months of the date of transition, to be accounted for as short-term leases.

Certain of the Group's key financial metrics will be impacted upon transition to IFRS 16. The adoption of the new standard will have a material impact on the Group's Consolidated Income Statement and Consolidated Balance Sheet, as follows:

Income Statement
Cost of sales and operating costs (excluding depreciation) will decrease, as the Group currently recognises operating lease expenses in either cost of sales or operating costs (depending on the nature of the relevant operations and of the lease). The Group's operating lease expense for the first half of 2018 was €283 million (H1 2017: €296 million for continuing operations) and is disclosed in note 13 to these Condensed Consolidated Interim Financial Statements. Payments for leases which meet the recognition exemption criteria and certain other lease payments which do not meet the criteria for capitalisation will continue to be recorded as an expense within cost of sales and operating costs (excluding depreciation).

Depreciation and finance costs as currently reported in the Group's Income Statement will increase, as under the new standard a right-of-use asset will be capitalised and depreciated over the term of the lease with an associated finance cost applied annually to the lease liability.

Balance Sheet
At transition date, the Group will determine the minimum lease payments outstanding at that date (along with payments for renewal options which are reasonably certain to be exercised) and apply the appropriate discount rate to calculate the present value of the lease liability and right-of-use asset to be recognised on the Group's balance sheet.

The Group's outstanding commitment in respect of all operating leases as at 30 June 2018 is €2,028 million (30 June 2017: €2,220 million) (see note 14 to these Condensed Consolidated Interim Financial Statements). The Group's commitment as at 30 June 2018 provides an indication of the scale of leases held and how significant leases currently are to CRH's business. The commitment excludes renewal options that are reasonably certain of being exercised (which will impact the lease liability on transition) and is not discounted.

The incremental borrowing rates to be applied in arriving at the liability on transition are based on a discount rate methodology, which will be impacted by both changes in the global interest rate environment between now and 1 January 2019 and CRH specific factors. Aside from this and other external and internal factors that could impact the lease profile of the Group as a whole, the lease liability on transition may fall within a broadly similar range as the operating lease commitment. The Group is continuing to assess the impact of the new standard.

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 was issued in June 2017; with an effective date of 1 January 2019. It clarifies the accounting for uncertainties in income taxes. The Group does not expect the adoption of IFRIC 23 to have a material impact on its results.

Impairment

As at 30 June 2018, the Group performed a review of indicators of impairment relating to goodwill allocated to cash-generating units for which sensitivity analysis of the recoverable amounts was disclosed in the year-end 2017 Consolidated Financial Statements. The carrying values of items of property, plant and equipment were also reviewed for indicators of impairment. These reviews did not give rise to any impairment charges in the first half of 2018 (H1 2017: €nil million).

However, in July 2018, the Group reached agreement with Intergamma, the Dutch DIY franchise organisation, and a US real estate investor to divest of its DIY business in the Netherlands and Belgium, together with certain related property assets, which forms part of the Europe Distribution segment. The transaction closed on 13 July 2018 for a consideration of €0.5 billion. At 30 June 2018, the net assets of DIY were measured at their recoverable amounts, fair value less costs of disposal, as a standalone cash generating unit, which resulted in the recognition of an impairment charge of €20 million. As at 30 June 2018, there were a number of substantive steps, outside of the control of the Company, requiring completion before the transaction could be regarded as highly probable. As a result, the DIY business and related property assets did not meet the criteria to be classified as held for sale under IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations at 30 June 2018.

As part of our annual process, we will update our impairment reviews prior to the finalisation of the full year Consolidated Financial Statements for 2018. We will assess the impact of any of the Group's markets that remain challenging (and of our consequential management actions) to determine whether they have an impact on the long-term valuation of our cash-generating units.

Going Concern

The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries. In addition, the local nature of building materials means that the Group's products are not usually shipped cross-border.

Having assessed the relevant business risks, the Directors believe that the Group is well placed to manage these risks successfully and they have a reasonable expectation that CRH plc, and the Group as a whole, has adequate resources to continue in operational existence for the foreseeable future with no material uncertainties. For this reason, the Directors continue to adopt the going concern basis in preparing the Condensed Consolidated Interim Financial Statements.

1.    Basis of Preparation and Accounting Policies - continued

       Translation of Foreign Currencies

The financial information is presented in euro. Results and cash flows of operations based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results, cash flows and balance sheets into euro were:

	Average			Period end
	Six months ended		Year ended	Six months ended		Year ended
	30 June		31 December	30 June		31 December
euro 1 =	2018	2017	2017	2018	2017	2017

Brazilian Real	4.1415	3.4431	3.6054	4.4876	3.7600	3.9729
Canadian Dollar	1.5457	1.4453	1.4647	1.5442	1.4785	1.5039
Chinese Renminbi	7.7086	7.4448	7.6290	7.7170	7.7385	7.8044
Hungarian Forint	314.1128	309.4213	309.1933	329.7700	308.9700	310.3300
Indian Rupee	79.4903	71.1760	73.5324	79.8130	73.7445	76.6055
Philippine Peso	62.9356	54.0769	56.9734	62.1740	57.5750	59.7950
Polish Zloty	4.2207	4.2690	4.2570	4.3732	4.2259	4.1770
Pound Sterling	0.8798	0.8606	0.8767	0.8861	0.8793	0.8872
Romanian Leu	4.6543	4.5370	4.5688	4.6631	4.5523	4.6585
Serbian Dinar	118.3134	123.3140	121.3232	118.8546	120.5000	118.3086
Swiss Franc	1.1697	1.0766	1.1117	1.1569	1.0930	1.1702
Ukrainian Hryvnia	32.3560	28.9707	30.0341	30.6845	29.7331	33.6769
US Dollar	1.2104	1.0830	1.1297	1.1658	1.1412	1.1993

2.    Key Components of Performance for the First Half of 2018
          Continuing operations

€ million	Sales revenue	EBITDA	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT	Pre-tax profit

First half 2017	11,850	1,120	607	43	(189)	14	475
Exchange effects	(691)	(82)	(49)	(2)	12	(1)	(40)
2017 at 2018 rates	11,159	1,038	558	41	(177)	13	435
Incremental impact in 2018 of:
- 2017/2018 acquisitions	602	83	43	-	(10)	1	34
- 2017/2018 divestments	(27)	1	1	1	-	-	2
- Early bond redemption	-	-	-	-	17	-	17
- Organic	210	8	(10)	4	10	5	9
First half 2018	11,944	1,130	592	46	(160)	19	497

% Total change	1%	1%	(2%)				5%
% Organic change	2%	1%	(2%)				2%

3.    Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. As shown in the table on page 20, the Group's operations exhibit a high degree of seasonality and can be significantly impacted by the timing of acquisitions and divestments; for example first half EBITDA from continuing operations in the 2017 financial year accounted for 36% of the EBITDA reported for the full year 2017.

4.    Revenue

In the following tables, revenue is disaggregated by primary geographic market and by principal activities and products. Due to the diversified nature of the Group, the basis on which management reviews its businesses varies across the Group. Geography is the primary basis for the Europe Heavyside, Americas Materials and Asia businesses; while activities and products are used for the Europe Lightside, Europe Distribution and Americas Products businesses.

	Six months ended 30 June 2018 - Unaudited
	Europe Heavyside	Europe Lightside	Europe Distribution	Americas Materials	Americas Products	Asia	Total
	€m	€m	€m	€m	€m	€m	€m
Primary geographic market
Continuing operations
Republic of Ireland (Country of domicile)	202	-	-	-	-	-	202
Benelux (mainly the Netherlands)	290	188	862	-	-	-	1,340
United Kingdom	1,479	112	-	-	-	-	1,591
Rest of Europe (i)	1,650	391	1,109	-	-	-	3,150
United States	-	-	-	2,775	2,029	-	4,804
Rest of World (ii)	-	61	-	403	187	206	857
Total Group from continuing operations	3,621	752	1,971	3,178	2,216	206	11,944

Discontinued operations
United States - Americas Distribution							6
Total Group							11,950

         Footnotes (i) and (ii) appear on page 22.

4.    Revenue - continued

	Six months ended 30 June 2018 - Unaudited
	Europe Heavyside (iii)	Europe Lightside	Europe Distribution	Americas Materials (iii)	Americas Products	Asia	Total
	€m	€m	€m	€m	€m	€m	€m
Principal activities and products
Continuing operations
Cement, lime and cement products	978	-	-	198	-	206	1,382
Aggregates, asphalt and readymixed products	1,386	-	-	1,686	-	-	3,072
Construction contract activities*	727	30	-	1,294	75	-	2,126
Construction accessories	-	238	-	-	-	-	238
Perimeter protection, shutters & awnings and network access products	-	247	-	-	-	-	247
Architectural and precast products	530	237	-	-	1,472	-	2,239
Architectural glass and glazing systems and wholesale hardware distribution	-	-	-	-	669	-	669
General Builders Merchants, DIY and Sanitary, Heating & Plumbing	-	-	1,971	-	-	-	1,971
Total Group from continuing operations	3,621	752	1,971	3,178	2,216	206	11,944
Discontinued operations
Americas Distribution - Exterior and interior products							6
Total Group							11,950

*Revenue principally recognised over time. Construction contracts are generally completed within the same financial reporting year.

Footnotes to revenue disaggregation on page 21 & 22

(i)   The Rest of Europe principally includes Austria, Czech Republic, Denmark, Finland, France, Germany, Hungary, Poland, Romania, Serbia, Slovakia, Spain, Sweden, Switzerland and Ukraine.

(ii)  The Rest of World principally includes Australia, Brazil, Canada and the Philippines.

(iii) Europe Heavyside and Americas Materials both operate vertically integrated businesses, which are founded in resource-backed cement and aggregates assets and which support the manufacture and supply of aggregates, asphalt, cement, readymixed and precast concrete and landscaping products. Accordingly, for the purpose of disaggregation of revenue we have included certain products together, as this is how management review and evaluate this business line.

5.    Segment Information

	Six months ended 30 June				Year ended 31
	Unaudited		Unaudited		December - Audited
	2018		2017		2017
	€m	%	€m	%	€m	%
Revenue
Continuing operations
Europe Heavyside	3,621	30.3	3,353	25.8	6,902	25.1
Europe Lightside	752	6.3	721	5.5	1,440	5.2
Europe Distribution	1,971	16.5	2,011	15.5	4,145	15.0
Americas Materials	3,178	26.6	3,166	24.4	7,970	28.9
Americas Products	2,216	18.5	2,355	18.1	4,327	15.7
Asia	206	1.7	244	1.9	436	1.6
Total Group from continuing operations	11,944	99.9	11,850	91.2	25,220	91.5
Discontinued operations - Americas Distribution	6	0.1	1,147	8.8	2,343	8.5
Total Group	11,950	100.0	12,977	100.0	27,563	100.0

Group EBITDA
Continuing operations
Europe Heavyside	384	34.1	351	29.9	839	25.4
Europe Lightside	63	5.6	59	5.0	143	4.3
Europe Distribution	89	7.9	93	7.9	269	8.1
Americas Materials	297	26.4	288	24.5	1,270	38.4
Americas Products	286	25.4	295	25.1	573	17.3
Asia	11	1.0	34	2.9	52	1.6
Total Group from continuing operations	1,130	100.4	1,120	95.3	3,146	95.1
Discontinued operations - Americas Distribution	(5)	(0.4)	55	4.7	164	4.9
Total Group	1,125	100.0	1,175	100.0	3,310	100.0

Depreciation, amortisation and impairment
Continuing operations
Europe Heavyside	184	34.2	173	32.8	361	33.7
Europe Lightside	20	3.7	20	3.8	41	3.8
Europe Distribution	46	8.6	31	5.9	62	5.8
Americas Materials	203	37.7	201	38.1	412	38.4
Americas Products	68	12.6	70	13.2	138	12.9
Asia	17	3.2	18	3.4	37	3.4
Total Group from continuing operations	538	100.0	513	97.2	1,051	98.0
Discontinued operations - Americas Distribution	-	-	15	2.8	21	2.0
Total Group	538	100.0	528	100.0	1,072	100.0

Group operating profit
Continuing operations
Europe Heavyside	200	34.1	178	27.5	478	21.4
Europe Lightside	43	7.3	39	6.0	102	4.6
Europe Distribution	43	7.3	62	9.6	207	9.2
Americas Materials	94	16.0	87	13.4	858	38.3
Americas Products	218	37.1	225	34.8	435	19.4
Asia	(6)	(1.0)	16	2.5	15	0.7
Total Group from continuing operations	592	100.8	607	93.8	2,095	93.6
Discontinued operations - Americas Distribution	(5)	(0.8)	40	6.2	143	6.4
Total Group	587	100.0	647	100.0	2,238	100.0

Profit on disposals - continuing operations
Europe Heavyside	13		26		19
Europe Lightside	2		-		-
Europe Distribution	-		1		4
Americas Materials	30		11		29
Americas Products	-		5		4
Asia	1		-		-
Total Group	46		43		56

5.    Segment Information - continued

					Year ended
	Six months ended 30 June				31 December
	Unaudited				Audited
	2018		2017		2017
	€m		€m		€m
Reconciliation of Group operating profit to profit before tax:
Group operating profit from continuing operations (analysed on page 23)	592		607		2,095
Profit on disposals	46		43		56
Profit before finance costs	638		650		2,151
Finance costs less income	(144)		(150)		(289)
Other financial expense	(16)		(39)		(60)
Share of equity accounted investments' profit	19		14		65
Profit before tax from continuing operations	497		475		1,867

					Year ended
	Six months ended 30 June				31 December
	Unaudited		Unaudited		Audited
	2018		2017		2017
	€m	%	€m	%	€m	%
Total assets
Europe Heavyside	9,304	28.5	8,441	30.0	8,932	33.3
Europe Lightside	1,219	3.8	1,158	4.1	1,100	4.1
Europe Distribution	2,286	7.0	2,267	8.1	2,178	8.1
Americas Materials	14,003	42.9	9,384	33.3	9,180	34.3
Americas Products	4,438	13.6	4,251	15.1	4,017	15.0
Americas Distribution (i)	-	-	1,198	4.3	-	-
Asia	1,371	4.2	1,448	5.1	1,402	5.2
Total Group	32,621	100.0	28,147	100.0	26,809	100.0

Reconciliation to total assets as reported in the Condensed Consolidated Balance Sheet:
Investments accounted for using the equity method	1,111		1,247		1,248
Other financial assets	24		25		25
Derivative financial instruments (current and non-current)	61		106		64
Income tax assets (current and deferred)	91		142		260
Cash and cash equivalents	1,848		1,930		2,115
Assets held for sale	-		-		1,112
Total assets	35,756		31,597		31,633

(i)   The Americas Distribution segment was classified as held for sale under IFRS 5 at 31 December 2017 (refer to note 9 for further information) and was disposed of in 2018.

6.    Earnings per Ordinary Share

         The computation of basic and diluted earnings per Ordinary Share is set out below:

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2018	2017	2017
	€m	€m	€m
Numerator computations
Group profit for the financial period	1,461	372	1,919
Profit attributable to non-controlling interests	-	(9)	(24)
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	1,461	363	1,895
Profit after tax for the financial period from discontinued operations	1,083	26	107
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share from continuing operations	378	337	1,788

	Number of	Number of	Number of
	Shares	Shares	Shares
Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the financial period	839.6	834.4	835.6
Effect of dilutive potential Ordinary Shares (employee share options) (millions)	4.3	4.3	5.2
Denominator for diluted earnings per Ordinary Share	843.9	838.7	840.8

Earnings per Ordinary Share
- basic	174.0c	43.5c	226.8c
- diluted	173.1c	43.3c	225.4c

Earnings per Ordinary Share from continuing operations
- basic	45.0c	40.4c	214.0c
- diluted	44.8c	40.2c	212.7c

7.    Dividends

Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2018	2017	2017
Net dividend paid per share	48.8c	46.2c	65.4c
Net dividend declared for the period	19.6c	19.2c	68.0c
Dividend cover (Earnings per share/Dividend declared per share) - continuing and discontinued operations	8.9x	2.3x	3.3x
Dividend cover - continuing operations	2.3x	2.1x	3.1x

The Board has decided to increase the interim dividend to 19.6c per share, an increase of 2.1% compared with last year's level of 19.2c per share. It is proposed to pay the interim dividend on 26 September 2018 to shareholders registered at the close of business on 7 September 2018.

In connection with the announcement of the intention to introduce a share repurchase programme to repurchase Ordinary Shares of up to €1.0 billion over the next twelve months, CRH announced the suspension of the scrip dividend alternative on 2 May 2018. Therefore, the interim dividend to be paid on 26 September 2018 will be paid wholly in cash.

Dividends are generally paid in euro. However, to avoid costs to shareholders, dividends are paid in Pounds Sterling and US Dollars to shareholders whose addresses, according to CRH's Share Register, are in the UK and the US respectively. However, where shares are held in the CREST system, dividends are automatically paid in euro unless a currency election is made. In respect of the interim dividend, the latest date for receipt of currency elections is 7 September 2018.

8.    Share of Equity Accounted Investments' Profit

The Group's share of joint ventures' and associates' profit after tax is equity accounted and is presented as a single line item in the Condensed Consolidated Income Statement; it is analysed as follows between the principal Condensed Consolidated Income Statement captions:

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2018	2017	2017
	€m	€m	€m
Group share of:
Revenue	696	632	1,398
EBITDA	58	58	154
Operating profit	26	24	87
Profit after tax	19	14	65

Analysis of Group share of profit after tax:
Share of joint ventures' profit after tax	13	14	43
Share of associates' profit after tax	6	-	22
Share of equity accounted investments' profit after tax	19	14	65

9.    Assets Held for Sale and Discontinued Operations

A. Profit on disposal of discontinued operations

On 2 January 2018, the Group completed the divestment of its 100% holding in Allied Building Products, the trading name of our former Americas Distribution segment. The assets and liabilities associated with this transaction were classified as held for sale at 31 December 2017 in line with IFRS 5. The table below sets out the proceeds and related profit recognised on the divestment which is included in profit after tax for the financial period from discontinued operations.

Six months ended 30 June
Unaudited
2018
€m
Net assets disposed	843
Reclassification of currency translation effects on disposal	(27)
Total	816
Proceeds from disposal (net of disposal costs)	2,236
Profit on disposal of discontinued operations	1,420

Net cash inflow arising on disposal
Proceeds from disposal of discontinued operations	2,236
Less: cash and cash equivalents disposed	(18)
Total	2,218

9.    Assets Held for Sale and Discontinued Operations - continued

B. Results of discontinued operations

The results of the discontinued operations included in the Group profit for the financial period are set out as follows:

	Six months ended 30 June
	Unaudited
	2018	2017
	€m	€m
Revenue	6	1,147

EBITDA	(5)	55
Depreciation	-	(11)
Amortisation	-	(4)
Operating profit	(5)	40
Profit on disposals	1,420	2
Profit before tax	1,415	42
Attributable income tax expense	(332)	(16)
Profit after tax	1,083	26

Cash flows from discontinued operations
Net cash outflow from operating activities	(71)	(11)
Net cash inflow/(outflow) from investing activities (i)	2,218	(16)
Net cash (outflow)/inflow from financing activities	(5)	10
Net cash inflow/(outflow)	2,142	(17)

Basic earnings per Ordinary Share from discontinued operations for the six months to 30 June 2018 was 129.0c (30 June 2017: 3.1c). Diluted earnings per Ordinary Share from discontinued operations for the six months to 30 June 2018 was 128.3c (30 June 2017: 3.1c).

(i)      Includes the proceeds from the sale of Allied Building Products.

10.  Net Finance Costs

Continuing operations
			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2018	2017	2017
	€m	€m	€m
Finance costs	167	155	301
Finance income	(23)	(5)	(12)
Other financial expense	16	39	60
Total net finance costs	160	189	349

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	143	152	290
Net cost/(credit) re change in fair value of derivatives and fixed rate debt	1	(2)	(1)
Net debt-related interest costs	144	150	289
Premium paid on early debt redemption	-	19	18
Net pension-related finance cost	4	5	11
Charge to unwind discount on provisions/deferred and contingent consideration	12	15	31
Total net finance costs	160	189	349

11.  Net Debt

	As at 30 June		As at 30 June		As at 31 December
	Unaudited		Unaudited		Audited
	Fair value	Book value	Fair value	Book value	Fair value	Book value
	2018		2017		2017
Net debt	€m	€m	€m	€m	€m	€m
Non-current assets
Derivative financial instruments	30	30	46	46	30	30
Current assets
Derivative financial instruments	31	31	60	60	34	34
Cash and cash equivalents	1,848	1,848	1,930	1,930	2,135	2,135
Non-current liabilities
Interest-bearing loans and borrowings	(8,688)	(8,557)	(8,453)	(7,980)	(8,100)	(7,660)
Derivative financial instruments	(37)	(37)	-	-	(3)	(3)
Current liabilities
Interest-bearing loans and borrowings	(1,356)	(1,356)	(418)	(418)	(321)	(321)
Derivative financial instruments	(14)	(14)	(6)	(6)	(11)	(11)
Group net debt	(8,186)	(8,055)	(6,841)	(6,368)	(6,236)	(5,796)

	As at 30 June	As at 30 June	As at 31 December
	Unaudited	Unaudited	Audited
	2018	2017	2017
Gross debt, net of derivatives, matures as follows:	€m	€m	€m
Within one year	1,339	364	298
Between one and two years	(5)	740	494
Between two and three years	1,089	-	746
Between three and four years	599	1,091	930
Between four and five years	1,112	597	359
After five years	5,769	5,506	5,104
Total	9,903	8,298	7,931

The Group has a €1.5 billion Euro Commercial Paper Programme and a US$1.5 billion US Dollar Commercial Paper Programme which allows it to fund short-term liquidity needs at attractive terms. Commercial Paper notes in the amount of €777 million were outstanding as at 30 June 2018 (30 June 2017: €320 million).

	As at 30 June	As at 30 June	As at 31 December
	Unaudited	Unaudited	Audited
	2018	2017	2017
Reconciliation of opening to closing net debt:	€m	€m	€m
At 1 January	(5,796)	(5,297)	(5,297)
Debt in acquired companies	(56)	(2)	(12)
Increase in interest-bearing loans, borrowings and finance leases	(2,138)	(1,282)	(1,010)
Net cash flow arising from derivative financial instruments	(19)	(33)	(169)
Repayment of interest-bearing loans, borrowings and finance leases	250	344	343
Decrease in cash and cash equivalents	(295)	(426)	(153)
Mark-to-market adjustment	5	-	9
Translation adjustment	(6)	328	493
At 30 June	(8,055)	(6,368)	(5,796)

11.  Net Debt - continued

Market capitalisation

Market capitalisation, calculated as the period-end share price multiplied by the number of Ordinary Shares in issue, is as follows:

	As at 30 June	As at 30 June	As at 31 December
	Unaudited	Unaudited	Audited
	2018	2017	2017
	€m	€m	€m
Market capitalisation at period-end	25,392	25,906	25,129

Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

	As at 30 June	As at 30 June	As at 31 December
	Unaudited	Unaudited	Audited
	2018	2017	2017
	€m	€m	€m
Within one year	-	63	-
Between three and four years	50	-	-
Between four and five years	3,500	3,550	3,554
After five years	39	40	-
Total	3,589	3,653	3,554

Lender covenants
The Group's major bank facilities require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed for twelve-month periods half-yearly on 30 June and 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:

(1)    Minimum interest cover defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times (2017: 4.5 times). As at 30 June 2018 the ratio was 11.7 times (2017: 11.2 times); and

(2)    Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.1 billion (2017: €6.2 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 30 June 2018 net worth (as defined in the relevant agreement) was €18.0 billion (2017: €15.8 billion).

Net debt metrics
The net debt metrics based on net debt as shown in note 11, EBITDA as defined on page 37 and net debt-related interest as shown in note 10 are as follows:

						Year ended
		Six months ended 30 June				31 December
		Unaudited		Unaudited		Audited
		2018		2017		2017
EBITDA net interest cover (times) - continuing operations	- six months to 30 June	7.8		7.5		-
		- rolling 12 months	11.2		10.5		10.9
EBIT net interest cover (times) - continuing operations	- six months to 30 June	4.1		4.0		-
		- rolling 12 months	7.3		6.8		7.2

Net debt as a percentage of market capitalisation		32%		25%		23%
Net debt as a percentage of total equity		50%		46%		39%

12.  Fair Value of Financial Instruments

       The table below sets out the valuation basis of financial instruments held at fair value by the Group:

	Level 2 (i)			Level 3 (i)
	As at 30 June		As at 31 December	As at 30 June		As at 31 December
	Unaudited		Audited	Unaudited		Audited
	2018	2017	2017	2018	2017	2017
	€m	€m	€m	€m	€m	€m
Assets measured at fair value
Fair value hedges - cross-currency and interest rate swaps	25	45	28	-	-	-
Cash flow hedges - cross-currency, interest rate swaps and commodity forwards	19	3	12	-	-	-
Net investment hedges - cross-currency swaps	15	58	19	-	-	-
Not designated as hedges (held for trading) - interest rate swaps	2	-	5	-	-	-
Total	61	106	64	-	-	-
Liabilities measured at fair value
Fair value hedges - cross-currency and interest rate swaps	(37)	-	(3)	-	-	-
Cash flow hedges - cross-currency, interest rate swaps and commodity forwards	-	(1)	(1)	-	-	-
Net investment hedges - cross-currency swaps	(14)	(4)	(10)	-	-	-
Not designated as hedges (held for trading) - interest rate swaps	-	(1)	-	-	-	-
Contingent consideration	-	-	-	(228)	(122)	(118)
Total	(51)	(6)	(14)	(228)	(122)	(118)

The carrying amount of trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments. There were no transfers between Levels 2 and 3 during the periods.

There were no significant changes in contingent consideration recognised in profit or loss or other comprehensive income in the current period. Further details in relation to the inputs into valuation models for contingent consideration are available in the Group's 2017 Annual Report and Form 20-F.

(i)      For financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety.

13.  Operating Lease Rentals
Continuing operations

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2018	2017	2017
	€m	€m	€m
Hire of plant and machinery	133	135	292
Land and buildings	124	134	258
Other operating leases	26	27	56
Total	283	296	606

14.  Commitments under Operating and Finance Leases

Operating leases
The Group has entered into operating leases for a range of assets, principally relating to property, across Europe and the US. Lease commitments are provided for up to the earliest break clause in the lease. These property leases have varying terms, renewal rights and escalation clauses, including periodic rent reviews linked with a consumer price index and/or other indices. The Group also leases plant and machinery, vehicles and equipment under operating leases. The terms and conditions of these operating leases do not impose any significant financial restrictions on the Group.

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2018	2017	2017
	€m	€m	€m

Within one year	371	406	419
After one year but not more than five years	891	1,000	962
More than five years	766	814	810
Total	2,028	2,220	2,191

The commitments above include €nil million (30 June 2017: €273 million, 31 December 2017: €252 million) operating lease commitments relating to discontinued operations.

Finance leases
Future minimum lease payments under finance leases are not material for the Group.

15.  Future Purchase Commitments for Property, Plant and Equipment

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2018	2017	2017
	€m	€m	€m

Contracted for but not provided in these Condensed Consolidated Interim Financial Statements	475	371	346

16.  Business Combinations

The acquisitions completed during the period ended 30 June 2018 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Europe Heavyside:

UK: Alun Griffiths Contractors Ltd. (4 January) and Hopkins Concrete Ltd. (13 April).

Europe Lightside:

Australia: Connolly Key Joint Pty Ltd. (30 April); UK: NAL Developments Ltd. (3 April).

Americas Materials:

Arkansas: Sharp's Property (26 June); Canada: certain assets of Seegmiller Companies (9 May); Georgia: assets of Martin Marietta's Forsyth Quarry (27 April); Florida: American Cement Company, LLC. (17 April); Idaho: assets of Valley Paving Company (2 April); Maine: assets of Bruce A. Manzer, Inc. and North Country Concrete, LLC. (2 February); Michigan: Maybee Property (5 April), Denniston Property (10 April); Oklahoma: assets of Glover & Associates (6 June), certain assets of Mid-Continent Concrete Company and Alliance Transportation, Inc. (22 June); Ohio: East Liberty Property (20 February), certain assets of Allard Excavation, LLC. and its affiliate Mae Materials, LLC. (16 May); Texas: Robinson Property (9 April); Washington: assets of American Rock Products (2 March), assets of Spokane Rock Products (2 March).

Americas Products:

Alabama: Coral Industries, Inc. (10 April); Utah: assets of Robertson Manufacturing, Inc. (22 March).

Ash Grove Cement Company ('Ash Grove'):

On 20 June, CRH acquired Ash Grove, a leading cement manufacturer headquartered in Overland Park, Kansas, US. Ash Grove operates eight cement plants across eight states, combined with extensive readymixed concrete, aggregates, packaged products and associated logistics assets across the US Midwest.

The following table analyses the 22 acquisitions completed in 2018 (H1 2017: 11 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Six months ended 30 June - unaudited
Reportable segments	Number of acquisitions		Goodwill		Consideration
	2018	2017	2018	2017	2018	2017
			€m	€m	€m	€m
Europe Heavyside	2	1	37	1	60	11
Europe Lightside	2	-	14	-	34	-
Europe	4	1	51	1	94	11

Americas Materials	15	8	146	144	403	514
Americas Products	2	2	11	56	38	102
Americas	17	10	157	200	441	616

Ash Grove	1	-	1,217	-	2,899	-

Total Group	22	11	1,425	201	3,434	627
Adjustments to provisional fair values of prior period acquisitions			21	-	1	(1)
Total			1,446	201	3,435	626

16.  Business Combinations - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	Six months ended 30 June - Unaudited				Year ended 31 December
					Audited
	Ash Grove	Other acquisitions	Total	Total	Total
	2018	2018	2018	2017	2017
ASSETS	€m	€m	€m	€m	€m
Non-current assets
Property, plant and equipment	2,034	416	2,450	355	1,536
Intangible assets	-	35	35	21	56
Equity accounted investments	1	-	1	-	-
Retirement benefit obligations	-	-	-	2	-
Total non-current assets	2,035	451	2,486	378	1,592

Current assets
Inventories	184	37	221	52	114
Trade and other receivables (i)	184	80	264	40	129
Cash and cash equivalents	48	19	67	3	174
Total current assets	416	136	552	95	417

LIABILITIES
Trade and other payables	(144)	(86)	(230)	(43)	(149)
Provisions for liabilities	(90)	(2)	(92)	-	(49)
Retirement benefit obligations	(122)	-	(122)	-	(52)
Interest-bearing loans and borrowings and finance leases	(32)	(24)	(56)	(2)	(12)
Current income tax liabilities	(19)	(1)	(20)	-	(22)
Deferred income tax liabilities	(331)	(47)	(378)	(3)	(132)
Total liabilities	(738)	(160)	(898)	(48)	(416)

Total identifiable net assets at fair value	1,713	427	2,140	425	1,593
Goodwill arising on acquisition (ii)	1,217	229	1,446	201	487
Joint venture becoming a subsidiary	-	(120)	(120)	-	-
Non-controlling interests*	(31)	-	(31)	-	(20)
Total consideration	2,899	536	3,435	626	2,060

Consideration satisfied by:
Cash payments	2,899	382	3,281	594	2,015
Deferred consideration (stated at net present cost)	-	5	5	33	45
Contingent consideration (iii)	-	110	110	(1)	-
Profit on step acquisition (iv)	-	39	39	-	-
Total consideration	2,899	536	3,435	626	2,060

Net cash outflow arising on acquisition
Cash consideration	2,899	382	3,281	594	2,015
Less: cash and cash equivalents acquired	(48)	(19)	(67)	(3)	(174)
Total outflow in the Condensed Consolidated Statement of Cash Flows	2,851	363	3,214	591	1,841

*Non-controlling interests are measured at the proportionate share of net assets.

Footnotes (i), (ii), (iii) and (iv) appear on page 34 & 35.

16.  Business Combinations - continued

CRH performs a detailed quantitative and qualitative assessment of each acquisition in order to determine whether it is material for the purposes of separate disclosure under IFRS 3 Business Combinations. The acquisition of Ash Grove is deemed to be a material acquisition. None of the remaining acquisitions completed during the financial period were considered sufficiently material to warrant separate disclosure of the attributable fair values. Due to both the timing of when the Ash Grove acquisition was completed and the size and scale of the acquisition, the allocation of the purchase price and the determination of the fair values of identifiable assets acquired and liabilities assumed as disclosed above are provisional (principally in respect of property, plant and equipment, provisions for liabilities and the associated goodwill and deferred tax aspects). The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its purchase price allocation during the subsequent reporting window as permitted under IFRS 3.

Post-acquisition impact
The post-acquisition impact of acquisitions completed during the period on the Group's profit for the financial period was as follows:

	Six months ended 30 June- Unaudited
	Ash Grove	Other acquisitions	Total	Total
	2018	2018	2018	2017
	€m	€m	€m	€m
Revenue	39	182	221	128
Profit/(loss) before tax for the financial period	8	6	14	(6)

The revenue and profit of the Group for the financial period determined in accordance with IFRS as though the acquisitions effected during the period had been at the beginning of the period would have been as follows:

	Pro-forma 2018
		CRH Group	Pro-forma
	2018	excluding 2018	consolidated
	acquisitions	acquisitions	Group
	€m	€m	€m
Revenue	810	11,723	12,533
Profit before tax for the financial period	61	1,898	1,959

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published periodically.

Acquisition-related costs

	Six months ended 30 June
	Unaudited
	2018	2017
	€m	€m
Ash Grove	8	-
Other acquisitions	4	5
Total Group	12	5

Acquisition-related costs, excluding post-acquisition integration costs, amounting to €12 million (2017: €5 million) have been included in operating costs in the Condensed Consolidated Income Statement.

         Footnotes to the acquisition balance sheet on page 33

(i)      Trade and other receivables

	Gross contractual
		amounts due		Loss allowance		Fair value
	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m
Ash Grove	187	-	(3)	-	184	-
Other acquisitions	81	41	(1)	(1)	80	40
Total Group	268	41	(4)	(1)	264	40

16.  Business Combinations - continued

(ii)     The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Heavyside and Americas Materials business segments, no significant separately identifiable intangible assets are recognised on business combinations in these segments. €149 million of the goodwill recognised in respect of acquisitions completed in 2018 is expected to be deductible for tax purposes (2017: €145 million).

(iii)     The fair value of contingent consideration of €110 million is arrived at through discounting the expected payment (based on scenario modelling) to present value. On an undiscounted basis, the corresponding future payments on current year acquisitions, for which the Group may be liable, ranges from €134 million to €201 million. This is based on a range of estimated potential outcomes of the expected payment amounts.

(iv)    The profit on step acquisition relates to the acquisition of a controlling stake in American Cement Company, LLC. A gain of €39 million was recognised from remeasuring the 50% equity interest in the acquiree held by the Group prior to the business combination to its acquisition date fair value of €52 million. The gain is recognised within the profit on disposals line in the Condensed Consolidated Income Statement.

17.  Related Party Transactions

There have been no related party transactions or changes in the nature and scale of the related party transactions described in the 2017 Annual Report and Form 20-F that could have had a material impact on the financial position or performance of the Group in the first six months of 2018.

18.  Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including jubilee schemes, long-term service commitments and post-retirement healthcare obligations, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period, taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the period.

Financial assumptions - scheme liabilities
The discount rates used by the Group's actuaries in the computation of the pension scheme liabilities and post-retirement healthcare obligations are as follows:

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2018	2017	2017
	%	%	%
Eurozone	2.11	2.09	2.05
Switzerland	0.85	0.74	0.70
United States and Canada	4.02	3.65	3.52

18.  Retirement Benefit Obligations - continued

 The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Six months ended 30 June - unaudited
	Assets		Liabilities		Net liability
	2018	2017	2018	2017	2018	2017
	€m	€m	€m	€m	€m	€m
At 1 January	2,622	2,556	(2,999)	(3,147)	(377)	(591)
Administration expenses	(1)	(1)	-	-	(1)	(1)
Current service cost	-	-	(31)	(32)	(31)	(32)
Past service costs	-	-	-	(3)	-	(3)
Interest income on scheme assets	26	25	-	-	26	25
Interest cost on scheme liabilities	-	-	(30)	(30)	(30)	(30)
Arising on acquisition	334	2	(456)	-	(122)	2
Remeasurement adjustments:
-return on scheme assets excluding interest income	(15)	41	-	-	(15)	41
-actuarial gain from changes in financial assumptions	-	-	73	50	73	50
Employer contributions paid	22	25	-	-	22	25
Contributions paid by plan participants	7	7	(7)	(7)	-	-
Benefit and settlement payments	(50)	(51)	50	51	-	-
Translation adjustment	9	(47)	(8)	61	1	14
At 30 June	2,954	2,557	(3,408)	(3,057)	(454)	(500)
Related deferred income tax asset					65	108
Net pension liability					(389)	(392)

19.  Taxation

The taxation expense for the interim period is an estimate based on the expected full year effective tax rate on full year profits.

20.  Share Buyback Programme

In April 2018, CRH announced its intention to introduce a share repurchase programme to repurchase Ordinary Shares (including Income Shares) of up to €1.0 billion (the "Programme"). CRH subsequently announced in May 2018 that it had entered into arrangements with UBS A.G., London Branch, to repurchase Ordinary Shares on CRH's behalf for a maximum consideration of €350 million in the period to 22 August 2018 ("Phase 1 of the Programme"). At 30 June 2018, 6,868,669 Ordinary Shares had been repurchased under Phase 1 of the Programme at a total cost of €214 million. A financial liability of €136 million has been recognised at 30 June 2018 in respect of the 4,490,643 Ordinary Shares repurchased under Phase 1 of the Programme in the period from 1 July 2018 to 31 July 2018, the date on which Phase 1 of the Programme formally concluded.

21.  Statutory Accounts and Audit Opinion

The financial information presented in this interim report does not represent full statutory accounts and has not been reviewed or audited by the Company's auditors. Full statutory accounts for the year ended 31 December 2017 prepared in accordance with IFRS, upon which the auditors have given an unqualified audit report, have been filed with the Registrar of Companies.

22.  Board Approval

This announcement was approved by the Board of Directors of CRH plc on 22 August 2018.

23.  Distribution of Interim Report

This interim report is available on the Group's website (www.crh.com). A printed copy is available to the public at the Company's registered office.

Glossary of Alternative Performance Measures

CRH uses a number of alternative performance measures (APMs) to monitor financial performance. These measures are referred to throughout the discussion of our reported financial position and operating performance throughout this document and are measures which are regularly reviewed by CRH management. The APMs may not be uniformly defined by all companies and accordingly they may not be directly comparable with similarly titled measures and disclosures by other companies.

Certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure.

The APMs as summarised below should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

EBITDA

EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of equity accounted investments' profit after tax. It is quoted by management, in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group's performance with that of other companies.

EBITDA and operating profit by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker (Group Chief Executive and Finance Director).

Operating profit (EBIT) is defined as earnings before interest, taxes, profit on disposals and the Group's share of equity accounted investments' profit after tax.

A reconciliation of Group profit before tax to EBITDA is presented below.

	Continuing Operations
	Six months ended 30 June		Year ended 31 December
	Unaudited		Audited
	2018	2017	2017
	€m	€m	€m
Group profit for the financial period	378	346	1,812
Income tax expense	119	129	55
Profit before tax	497	475	1,867
Share of equity accounted investments' profit	(19)	(14)	(65)
Other financial expense	16	39	60
Finance costs less income	144	150	289
Profit before finance costs	638	650	2,151
Profit on disposals	(46)	(43)	(56)
Group operating profit	592	607	2,095
Depreciation charge	488	483	990
Amortisation of intangibles	30	30	61
Impairment charge	20	-	-
EBITDA	1,130	1,120	3,146

Net Debt

Net debt is used by management as it gives a more complete picture of the Group's current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, cash and cash equivalents and current and non-current derivative financial instruments.

Glossary of Alternative Performance Measures - continued

EBITDA Net Interest Cover

EBITDA net interest cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA net interest cover is presented to provide investors with a greater understanding of the impact of CRH's debt and financing arrangements and, as discussed in note 10, is a metric used in lender covenants.

It is calculated below:

			Year ended
	Six months ended 30 June		31 December
	Unaudited	Unaudited	Audited
	2018	2017	2017
	€m	€m	€m
Interest
Finance costs (i)	167	155	301
Finance income (i)	(23)	(5)	(12)
Net interest	144	150	289
EBITDA - continuing and discontinued operations	1,125	1,175	3,310
EBITDA - continuing operations	1,130	1,120	3,146

	Times	Times	Times
EBITDA net interest cover (EBITDA divided by net interest) - continuing and discontinued operations	7.8	7.8	11.5
EBITDA net interest cover (EBITDA divided by net interest) - continuing operations	7.8	7.5	10.9

	Rolling 12 months ended 30 June
	Unaudited	Unaudited
	2018	2017
	€m	€m
Interest - continuing operations
Net interest - full year prior year (2017 and 2016)	289	317
Net interest - H1 prior year (2017 and 2016)	150	178
Net interest - H2 prior year (2017 and 2016)	139	139
Net interest - H1 current year (2018 and 2017)	144	150
Net interest - rolling 12 months to 30 June	283	289

EBITDA - continuing operations
EBITDA - full year prior year (2017 and 2016)	3,146	2,980
EBITDA - H1 prior year (2017 and 2016)	1,120	1,072
EBITDA - H2 prior year (2017 and 2016)	2,026	1,908
EBITDA - H1 current year (2018 and 2017)	1,130	1,120
EBITDA - rolling 12 months to 30 June	3,156	3,028

	Times	Times
EBITDA net interest cover (EBITDA divided by net interest)	11.2	10.5

(i) These items appear on the Condensed Consolidated Income Statement on page 11.

The definitions and calculations used in lender covenant agreements include certain specified adjustments to the amounts included in the Condensed Consolidated Interim Financial Statements. The ratios as calculated on the basis of the definitions in those covenants are disclosed in note 10.

EBIT net interest cover is the ratio of EBIT to net debt-related interest costs.

Glossary of Alternative Performance Measures - continued

Organic Revenue, Organic Operating Profit and Organic EBITDA

The terms 'like-for-like', 'organic' and 'underlying' are used interchangeably throughout this report.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each period, the Group uses organic revenue, organic operating profit and organic EBITDA as additional performance indicators to assess performance of pre-existing operations each period.

Organic revenue, organic operating profit and organic EBITDA are arrived at by excluding the incremental revenue, operating profit and EBITDA contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items.

In the Business Performance review on pages 1 to 9, changes in organic revenue, organic operating profit and organic EBITDA are presented as additional measures of revenue, operating profit and EBITDA to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA to the changes in total revenue, operating profit and EBITDA for the Group and by segment is presented with the discussion of each segment's performance in tables contained in the segment discussion commencing on page 4.

Principal Risks and Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure. During the course of the remainder of 2018, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant.

Principal Strategic Risks and Uncertainties

Industry cyclicality: The level of construction activity in local and national markets is inherently cyclical, being influenced by a wide variety of factors including global and national economic circumstances, governments' ability to fund infrastructure projects, consumer sentiment and weather conditions. Financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure of the Group to respond on a timely basis and/or adequately to unfavourable events may adversely affect financial performance.

Political and economic uncertainty: As an international business, the Group operates in many countries with differing, and in some cases, potentially fast-changing economic, social and political conditions. These conditions, which may be heightened by the uncertainties resulting from proceedings for the UK to exit the European Union, in addition to continued instability in Brazil, Philippines and Ukraine, could include political unrest, currency disintegration, strikes, restrictions on repatriation of earnings, changes in law and policies, activism and civil disturbance and may be triggered or worsened by other forms of instability including natural disasters, epidemics, widespread transmission of diseases and terrorist attacks. These factors are of particular relevance in developing/emerging markets. Changes in these conditions, or in the governmental or regulatory requirements in any of the countries in which the Group operates, may adversely affect the Group's business, results of operations, financial condition or prospects, thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

Commodity products and substitution: The Group faces strong volume and price competition across its product lines, stemming from the fact that many of the Group's products are commodities. In addition, existing products may be replaced by substitute products which the Group does not produce or distribute, or new construction techniques may be devised. Against this backdrop, if the Group fails to generate competitive advantage through differentiation and innovation, market share and thus financial performance, may decline.

Reserves availability and planning: Certain of the Group's businesses require long-term reserves backing necessitating detailed utilisation planning. Appropriate reserves are an increasingly scarce commodity and licences and/or permits are required to enable operation. There are numerous uncertainties inherent in reserves estimation and in projecting future rates of production. Failure by the Group to plan adequately for depletion may result in sub-optimal or uneconomic utilisation, giving rise to unplanned capital expenditure or acquisition activity, lower financial performance and the need to obtain new licences and/or permits to operate. Operating entities may fail to obtain or renew or may experience material delays in securing the requisite government approvals, licences and permits for the conduct of business.

Business portfolio management - acquisition and divestment activity: Growth through acquisition and active management of the Group's business portfolio are key elements of the Group's strategy, with the Group's balanced portfolio growing year on year through bolt-on activity occasionally supplemented by larger and/or step-change transactions. In addition, the Group may be liable or remain liable for the past acts, omissions or liabilities of companies or businesses it has acquired or divested. The Group may not be able to continue to grow as contemplated in its business plans if it is unable to identify attractive targets (including potential new platforms for growth), divest non-core or underperforming entities, execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses, retain key staff and realise anticipated levels of profitability and cash flows. If the Group is held liable for the past acts, omissions or liabilities of companies or businesses it has acquired, or remains liable in cases of divestment, those liabilities may either be unforeseen or greater than anticipated at the time of the relevant acquisition or divestment.

Joint ventures and associates: The Group does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest. The absence of a controlling interest gives rise to increased governance complexity and a need for proactive relationship management, which may restrict the Group's ability to generate adequate returns and to develop and grow these businesses. These limitations could impair the Group's ability to manage joint ventures and associates effectively and/or realise its strategic goals for these businesses. In addition, improper management or ineffective policies, procedures or controls for non-controlled entities could adversely affect the business, results of operations or financial condition of the relevant investment.

Human resource and talent management: Existing processes to recruit, develop and retain talented individuals and promote their mobility within a decentralised organisation may be inadequate thus giving rise to employee/management attrition, difficulties in succession planning and inadequate "bench strength", potentially impeding the continued realisation of the core strategic objectives of value creation and growth. In addition, the Group is exposed to various risks associated with collective representation of employees in certain jurisdictions; these risks could include strikes and increased wage demands. In the longer term, failure to manage talent and plan for leadership and succession could impede the realisation of core strategic objectives.

Sustainability, corporate social responsibility and climate change: The Group is subject to stringent and evolving laws, regulations, standards and best practices from a sustainability perspective. The Group's use of the term "sustainability" comprises Health & Safety management (i.e. embedding a culture of safety and ensuring safe working environments), conducting business with integrity, protecting the environment, preparing for and managing the impact of climate change on business activities, managing stakeholders, attaining strong social performance credentials and, lastly, using the foregoing to generate innovation and other business opportunities to create value. Against this backdrop, the nature of the Group's activities pose or create certain inherent risks, responsibility for which is vested with operating entity management, Group and Divisional management and the Board of Directors. Non-adherence to the many laws, regulations, standards and best practices in the sustainability arena may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group's business, results of operations, financial condition and/or prospects. Failure to leverage innovation and other sustainability initiatives may shorten product life cycles or give rise to early product obsolescence, thus impairing financial performance and/or future value creation. In addition, the failure to embed sustainability principles across the Group's businesses and in the Group's strategy may lead to adverse investor sentiment or reduced investor interest in CRH plc's Ordinary Shares.

Operational continuity: The Group's operating entities are subject to a wide range of operating risks and hazards including climatic conditions such as floods and hurricanes/cyclones, seismic activity, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime. The occurrence of a significant adverse event could lead to prolonged disruption of business activities and, as a result, could have a material impact on the business, results of operations, financial condition or prospects of the Group.

Information technology and security/cyber: The Group is dependent on the employment of advanced information systems (digital infrastructure, applications and networks) to support its business activities, and is exposed to risks of failure in the operation of these systems. Further, the Group is exposed to security threats to its digital infrastructure through cyber-crime. Such attacks are by their nature technologically sophisticated and may be difficult to detect and defend in a timely fashion. Should a security breach or other incident materialise, it could lead to interference with production processes, manipulation of financial data, the theft of private data or intellectual property, misappropriation of funds, or misrepresentation of information via digital media. In addition to potential irretrievability or corruption of critical data, the Group could suffer reputational losses, regulatory penalties and incur significant financial costs in remediation.

Principal Compliance Risks and Uncertainties

Laws and regulations: The Group is subject to many local and international laws and regulations, including those relating to competition law, corruption and fraud, across many jurisdictions of operation and is therefore exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international or other regulatory authorities. Potential breaches of local and international laws and regulations in the areas of competition law, corruption and fraud, among others, could result in the imposition of significant fines and/or sanctions for non-compliance, including the withdrawal of operating licences, and may inflict reputational damage.

Principal Financial and Reporting Risks and Uncertainties

Financial instruments (interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity): The Group uses financial instruments throughout its businesses, giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A significant portion of the cash generated by the Group from operational activity is currently dedicated to the payment of principal and interest on indebtedness. In addition, the Group has entered into certain financing agreements containing restrictive covenants requiring it to maintain a certain minimum interest coverage ratio and a certain minimum net worth. A downgrade of the Group's credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group's ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business (or a downgrade in their credit ratings) may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult for the Group either to utilise existing debt capacity or otherwise obtain financing for operations.

Defined benefit pension schemes and related obligations: The Group operates a number of defined benefit pension schemes and schemes with related obligations (for example, termination indemnities and jubilee/long-term service commitments, which are accounted for as defined benefit) in certain of its operating jurisdictions. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. In addition to the contributions required for the ongoing service of participating employees, significant cash contributions may be required to remediate deficits applicable to past service. Further, fluctuations in the accounting surplus/deficit may adversely impact the Group's credit metrics thus harming its ability to raise funds.

Taxation charge and balance sheet provisioning: The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may not be borne out in practice. Changes in the tax regimes and related government policies and regulations in the countries in which the Group operates could adversely affect its results and its effective tax rate. The final determination of tax audits or tax disputes may be different from that which is reflected in the Group's historical income tax provisions and accruals. If future audits find that additional taxes are due, the Group may be subject to incremental tax liabilities, possibly including interest and penalties, which could have a material adverse effect on cash flows, financial condition and results of operations.

Foreign currency translation: The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group's reporting currency), together with declines in the euro value of net investments which are denominated in a wide basket of currencies other than the euro. Adverse changes in the exchange rates used to translate foreign currencies into euro have impacted and will continue to impact retained earnings. The impact is reported in the Condensed Consolidated Statement of Comprehensive Income.

Goodwill impairment: Significant under-performance in any of the Group's major cash generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. A write-down of goodwill could have a substantial impact on the Group's income and equity.

Responsibility Statement

The Directors of CRH plc, being the persons responsible within CRH plc, confirm that to the best of their knowledge:

1)    the Condensed Consolidated Unaudited Financial Statements for the six months ended 30 June 2018 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, the accounting standard applicable to interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the six months ended 30 June 2018;

2)     the interim management report includes a fair review of:

I.     the important events that have occurred during the first six months of the financial year, and their impact on the condensed consolidated set of financial statements;

II.      the principal risks and uncertainties for the remaining six months of the financial year;

III.    any related parties' transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the enterprise during that period; and

IV.    any changes in the related parties' transactions described in the 2017 Annual Report and Form 20-F that could have had a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

Albert Manifold	Chief Executive

Senan Murphy	Finance Director

Disclaimer

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2017 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 23 August 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary